

Mail Stop 3720

June 5, 2009

VIA US MAIL AND FAX (210) 832-3173
Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

      Re: Clear Channel Outdoor Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 001-32663

Dear Mr. Mays:

We have reviewed your supplemental response letter dated May 18, 2009 as well as your filings and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 55
Indefinite-lived Assets, pages 56-57
Goodwill, page 77

1. We note your response to prior comment 2 and your proposed disclosure. Please define normalized operating margins as used within the context of your response.

2. We note your response to prior comment 3. Please disclose the impairment charge recorded for each reporting unit. Such disclosure should accompany or could be presented in a rollforward with the breakdown of your goodwill balance by reporting unit as of December 31, 2008.

3. We note your response to prior comment 5. In order that we may better understand the basis for your reporting, please provide us copies of financial

>reports reviewed by your chief operating decision maker. Also, please identify for us who your chief operating decision maker is with specific reference to paragraph 12 of SFAS 131.

Note B – Intangible Assets and Goodwill
Definite-lived Intangibles, page 75

4. We note your response to prior comment 7. It is unclear to us why you stated that management does not believe that any material value exists for the trade name utilized by the outdoor business. Please refer to your disclosure on page 24 which details the benefit from your association with Clear Channel Communications and the risks arising from your separation. Please clarify your statements and reconcile inconsistencies.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director